SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed March 22, 2024
File No. 333-275956

Dear Ms. Rivera:

We represent Energys Group Limited (the “Company” or the “Registrant”) as U.S. counsel. We are filing herewith Amendment 5 to the Company’s Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares.

The purpose of this letter is to respond to the comment letter dated March 26, 2024 from the Division of Corporation Finance, Office of Real Estate and Construction (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to Amendment 4 of the Company’s Registration Statement. For your convenience, the comments have been reproduced below, followed by the Company’s response.

Amendment No. 4 to Registration Statement on Form F-1 filed March 22, 2024

Cover Page

1.	Given the substantial portion of your shares being registered for resale and the short period those shares have been held since being initially sold by your controlling shareholder, Moonglade, to Majestic Dragon Investment Co. Limited on February 1, 2024 and transferred to Mssrs. To and Lee, please provide us with an analysis of your basis for determining that it is appropriate to characterize the resale offering as a secondary offering under Securities Act Rule 415(a)(1)(i), as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09.

Response:

In response to this comment, the Registrant respectfully submits that the proposed resale of the Registrant’s Ordinary Shares by the selling shareholders (the “Selling Shareholders”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

In an effort to assist registrants in determining whether an offering by selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI; 612.09”). C&DI; 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

●	how long the selling stockholders have held the shares;
●	the circumstances under which the selling stockholders have received the shares;
●	the relationship of the selling stockholders to the issuer;
●	the number of shares being sold;
●	whether the selling stockholders are in the business of underwriting securities; and
●	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Registrant respectfully submits that the registration and offering from time to time (the “Offering”) of up to 2,000,000 Ordinary Shares of the Registrant is not, and should not be considered, a primary offering of the shares to the public.

Background

The founders of the Group (defined as the Registrant and its subsidiaries) are Messrs. Michael Lau, Kevin Cox and Steven Paul Adams. Initially, Messrs. Lau (through Sky Shadow Limited, which was, and is, 100% owned by him), Cox and Adams owned 100% of Energys Group Holdings Limited (“EGHL”) and those three individuals also owned 100% of Moonglade Investment Limited. On January 31, 2023, Mr. Lau settled certain debts owed by him to Mr. Siu Chung Lee and Mr. Ka Lok To by transferring five shares of EGHL owned by Sky Shadow to Mr. Siu Chung Lee and six shares of EGHL owned by Sky Shadow to Mr. Ka Lok To. Pursuant to a corporate reorganization in February 2023, Sky Shadow, Mr. Cox, Mr. Adams, Mr. Lee and Mr. To, collectively, transferred 100% of the issued and outstanding shares of EGHL to the Company in exchange for the issuance by the Company of 10,680,000 Ordinary Shares to Moonglade, 600,000 Ordinary Shares to Mr. Lee and 720,000 Ordinary Shares to Mr. To.

On January 31, 2024, Moonglade sold 350,000 Ordinary Shares owned by it to Vibrant Sound Limited and on February 1, 2024, Moonglade sold 680,000 Ordinary Shares owned by it to Majestic Dragon Investment Co. Limited (“Majestic Dragon”). These two sales reduced Moonglade’s ownership to 9,650,000 Ordinary Shares, or 80.4%, of our outstanding shares. In addition, on January 30, 2024, Mr. To sold 30,000 Ordinary Shares owned by him to Mr. Lee, reducing Mr. To’s ownership to 690,000 Ordinary Shares and increasing Mr. Lee’s ownership to 630,000 Ordinary Shares. All of the above sales were paid in full in cash. Subsequently, Mr. To contributed all of the Ordinary Shares owned by him to Jumbo Tiger Global Limited (“Jumbo Tiger”), which is wholly-owned by Mr. To, Mr. Lee contributed all of the Ordinary Shares owned by him to Talent Linkage Limited (“Talent Linkage”), which is wholly-owned by Mr. Lee, and Majestic Dragon Investment Co., Limited contributed all of the Ordinary Shares owned by it to Bright Forever Investments Limited, a British Virgin Islands company under common ownership with it.

Factor 1. How Long the Shares Have been Held

The Registrant does not believe that the period of ownership alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to Compliance & Disclosure Interpretation 612.09, the length of time that the shares have been held is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering.

The Registrant believes that a recent purchaser can effect a valid secondary offering of the Company’s shares unless other facts, beyond the mere length of ownership, indicate that the Selling Shareholder is acting as a conduit of the issuer. In addition, the Selling Shareholders’ shares are being registered on a Form S-1, the form for general registrations, not a Form S-3. We note that the SEC has traditionally permitted the registration of shares for resale in so called PIPE transactions.

Factor 2. Circumstances under which the selling stockholders received the shares

Each Selling Shareholder purchased his or her shares directly from a prior shareholder of the Registrant in a private transaction and the Registrant had no involvement in any of the sales. The prices paid for the shares were negotiated between the Selling Shareholders and the sellers of the shares. At the time of the purchases, the Registrant was in the process of registering the shares for resale, which fact may have affected the purchase price of the shares, but the Registrant has no knowledge, or reason to believe, that any of the Selling Shareholders purchased his or her shares for other than investment purposes.

In addition, none of the Selling Shareholders has entered into any underwriting relationship or arrangement with the Registrant or received any commission or other payment from the Registrant in connection with the resale of any of its securities and the Company will receive no proceeds from the resale of the shares, if any, by the Selling Shareholders. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Registrant.

Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The aggregate number of shares being registered on behalf of the Selling Shareholders constitutes only 16.67% of the currently issued and outstanding Ordinary Shares of the Registrant and will constitute only 14.29% of the issued and outstanding shares after the initial public offering if none of the over-allotment option is exercised. (See Factor 4, below) Furthermore, the Company is not aware of any evidence that would suggest that any special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of any of the Selling Shareholders have or are intended to take place if the Registration Statement is declared effective.

Factor 3. The relationship of the selling stockholders to the issuer

None of the Selling Shareholders has any relationship to the Registrant or to any of the Registrant’s officers or directors. Each Selling Shareholder purchased his or her shares directly from a prior shareholder of the Registrant in a private transaction and the Registrant had no involvement in any of the sales.

Furthermore, the Registrant does not have an underwriting relationship with any of the Selling Shareholders or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the shares following the effectiveness of the Registration Statement or even whether any shares are resold at all under the Registration Statement. To the Registrant’s knowledge, at no time have any of the Selling Shareholders been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Shareholders represented that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

To the extent that any of the Selling Shareholders sells his or her shares, the Selling Shareholder will retain all proceeds from such sale(s) and the Company will not receive any of the proceeds from any resale of the shares. Furthermore, none of the Selling Shareholders acquired the shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the shares or that the Company had any financial interest in the resale of the shares.

Factor 4. Number of shares being sold

The Registrant currently has 12,000,000 Ordinary Shares issued and outstanding, 2,000,000, or 16.67%, of which are being registered for resale by the Selling Shareholders. After the Registrant’s planned initial public offering, it will have 14,000,000 Ordinary Shares issued and outstanding if the underwriters do not exercise any of their over-allotment option and will have 14,300,000 Ordinary Shares issued and outstanding if the underwriters exercise the over-allotment option in full. Accordingly, the Selling Shareholders’ shares will constitute only 14.29% of the issued and outstanding shares after the initial public offering if none of the over-allotment option is exercised and 13.99% if it is exercised in full.

The Registrant respectfully submits that these percentages are not evidence that the resale offering should be reclassified as an indirect primary offering.

Factor 5. Whether the selling stockholders are in the business of underwriting securities

To the Company’s knowledge, none of the Selling Shareholders is, or ever has been, in the business of underwriting securities. Additionally, the transfers of the Ordinary Shares covered by the Registration Statement were neither conditioned on the expected effectiveness of the Registration Statement nor otherwise conditioned on the Selling Shareholders’ ability to resell the shares. Indeed, pursuant to the Securities Purchase Agreements signed by the Selling Shareholders, each of the Selling Shareholders represented and warranted that he or she was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6. Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The totality of the facts and circumstances surrounding the Offering demonstrates that the Selling Shareholders are not acting as a conduit in a distribution to the public. Rather, they are each acting for their own account as an investor in arms-length transactions. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

●	The Selling Shareholders acquired their shares in bona fide private transactions at purchase prices established through negotiation with the Sellers of the shares. The Registrant had no involvement in the transactions.

●	None of the Selling Shareholders has any relationship to the Registrant or to any of the Registrant’s officers or directors.

●	To the extent that any of the Selling Shareholders sells his or her shares, the Selling Shareholder will retain all proceeds from such sale(s) and the Company will not receive any of the proceeds from any resale of the shares.

●	The number of shares being registered on behalf of the Selling Shareholders constitutes a small portion of the Ordinary Shares currently outstanding and an even smaller portion of the Ordinary Shares to be outstanding after the initial public offering.

●	To the Registrant’s knowledge, none of the Selling Shareholders is in the business of underwriting securities and there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.”

Conclusion

Based on the foregoing analysis, the Registrant believes that the registration of the Selling Shareholders’ shares for resale in the Registration Statement is properly styled as a secondary offering eligible for registration pursuant to Rule 415(a)(1)(i) and not an indirect primary offering.

2.	It appears that the resale offering will occur concurrently with your initial public offering. Please revise your disclosure throughout your registration statement to clarify when, in relation to the primary firm commitment offering, the selling shareholders are offering their shares, and at what price.

Response:

In response to this comment, the Registrant has added the following disclosure, or a modified version thereof, as appropriate, to the cover page and to pages 24 and 120 of the Prospectus and to the cover page of the Resale Prospectus:

“The Selling Shareholders may offer Resale Shares for sale concurrently with this offering or at any time, or from time to time, thereafter. Any sales of Resale Shares by the Selling Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at a price per share that is equal to the initial public offering price of the Ordinary Shares we are selling in our initial public offering. Thereafter, any sales will occur at prevailing market prices or at privately negotiated prices.”

Use of Proceeds, page 35

3.	Please include all of the information that may not be excluded pursuant to Rule 430A in a pre-effective amendment.

Response:

In response to this comment, the Registrant has expanded the disclosure in the “USE OF PROCEEDS” section of the Prospectus to include the dollar amounts intended to be used for each purpose enumerated therein.

Please note that, in addition to the changes made in response to the above-referenced comments, this Amendment also reflects a debt restructuring and a change in the offering, as described below.

Debt Restructuring

During April 2024, the Company entered into a number of debt to equity transactions with existing debt holders to improve its total shareholder’s equity, and sold some shares of Preferred Stock in order to improve its liquidity position and to satisfy the listing criteria for the Nasdaq Capital Market. These transactions are summarized below.

Amount due to related parties exchange for Convertible Preferred Shares

As of December 31, 2023, the total amount due to related parties was GBP2,274,289 (USD2,898,126), of which GBP2,056,954 (USD2,621,176) was due to Michael Lau and GBP217,335 (USD276,950) was due to Kevin Cox. On April 25, 2024, both Mr. Lau and Mr. Cox exchanged their debt for an aggregate of 1,800,000 Convertible Preferred Shares of the Company (Michael Lau-1,048,470 shares and Kevin Cox-110,780 shares), which is equivalent to approximately GBP2.53 (USD2.50) per share.

8% Promissory Notes exchange for Convertible Preferred Shares

Previously, the Company issued 8% Promissory Notes (“Promissory Notes”) at the face value of US$60,000 each, that was subject to an 8% annual interest and a 50% premium in the event of a successful IPO. As of December 31, 2023, the total number of Promissory Notes sold was 36 with a total of USD2,160,000 in principal. As of December 31, 2023, no interest had been paid on any of the Promissory Notes and the aggregate value of the Promissory Notes was USD2,940,000 (GBP2,307,149).

Between April 22 and April 26, 2024, all the Promissory Notes were exchanged for Convertible Preferred Shares issued by the Company. The Company calculated all accrued interest and the IPO potential premium to be USD1,080,000. The Promissory Notes were exchanged for an aggregate of 1,296,000 Convertible Preferred Shares with a total value of USD3,240,000.

Sale of Convertible Preferred Shares for cash

In April 2024, the Company offered its existing shareholders the right to acquire Preferred Shares in cash at GBP3.924 (USD2.50) per share. The Company offered 120,000 shares pro-rata to its shareholders. Some shareholders declined to purchase the Preferred Shares and the majority shareholder, Moonglade Investments, purchased those shares. As a result, Moonglade Investment Limited acquired 106,900 shares for GBP209,723 (USD267,250), Talent Linkage Limited acquired 6,300 shares for GBP12,360 (USD15,750), and Majestic Dragon Investment Co. Limited acquired 6,800 shares for GBP13,341 (USD17,000).

Change to Offering

Amendment 5 reflects a change in the size of the offering from 2,000,000 Ordinary Shares offered at USD5.00 per share to 2,250,000 Ordinary Shares offered at USD5.50 per share.

If you have any questions relating to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schlueterintl.com. If you wish to speak with us, please feel free to call me at 303-292-3883 or Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.